Exhibit 12

FEDERAL HOME LOAN BANK OF CINCINNATI
STATEMENTS OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Year Ended December 31,
	2015	2014	2013	2012	2011
Income before assessments	$276,624	$271,858	$290,698	$262,103	$174,831
Add: fixed charges (see below)	635,642	591,983	572,910	613,378	762,420
Total earnings	$912,266	$863,841	$863,608	$875,481	$937,251

Fixed charges: (1)
Interest expense	$634,979	$591,373	$572,311	$612,723	$761,741
Interest portion of rent expense	663	610	599	655	679
Total fixed charges	$635,642	$591,983	$572,910	$613,378	$762,420

Ratio of earnings to fixed charges (2)	1.44	1.46	1.51	1.43	1.23

(1)	Fixed charges consist of interest expense (including amortization related to indebtedness) and one-third (the proportion deemed representative of the interest portion) of rent expense.

(2)	The ratio of earnings to fixed charges has been computed by dividing Total earnings by Total fixed charges.